Exhibit 99.5

Annex B to Board Nomination Form

DIRECTORS AND OFFICERS QUESTIONNAIRE

CONFIRMATION FORM

QIWI PLC

WHAT IS THIS?

•	This is a Confirmation form to the Questionnaire for Directors and Officers which shall be nominated for re-appointment to the office of Director of QIWI plc (the “Company”) to be voted at the Annual General Meeting (“AGM”).

•	This Confirmation form serves as your confirmation of the information previously provided to the Company by completing the Questionnaire for Directors and Officers (“Initial Questionnaire”) together with any updates thereto.

WHY IS THIS NECESSARY?

•	The following information is requested from you in connection with the screening for compliance with Regulations 95 of the Articles of Association of the Company of all candidacies to be nominated by the Company’s shareholders to be eligible for appointment (re-appointment) at the Annual General Meeting of the Company. The information requested in the Confirmation Form is for your protection and that of the Company. Accordingly, great care should be exercised in the completion of this Confirmation Form.

INSTRUCTIONS

•	Please carefully read the information and declarations listed below. If you have any doubt as to the accuracy of such information or application of such declarations, please resolve those doubts in favor of disclosure by using the lines provided under the headings “Remarks”.

•	Please promptly complete, sign this Confirmation form and return it to Mr. Philios Yiangou, the Deputy CEO of the Company:

QIWI plc	Tel: +357 22-65-33-90
Kennedy 12	Fax: + 357 22-76-09-18
Kennedy Business Centre, 2nd floor	Email: corporatelawyer@qiwi.com
Nicosia, 1087
Cyprus

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Date:
Director Name:
Year of Birth:
No. of shares in the Company:
No. of options on shares in the Company:

I hereby declare that:

•	I have previously completed and returned to the Company the Initial Questionnaire together with any updates thereto and information provided to the Company therein is accurate and complete.

•	I have not maintained a relationship with, been a director or executive officer of, or been employed by, QIWI plc and its subsidiaries (the “Company”) other than as a member of the Board of Directors during the past three years.

•	I do not own shares or options on shares of the Company, other than mentioned above.

•	I am not a Family Member (i.e. spouse, child, parent, sibling, whether by blood, marriage or adoption, or anyone residing in my home) of an individual who is or, at any time during the past three years was, employed by the Company as an executive officer.

•	I have not (and I do not have a Family Member who has) received any payments or personal benefits from the Company (including any consulting, compensatory or advisory fee) during the past three years, other than the cash compensation I have received as a Supervisory Board Member.

•	I am not (and I do not have a Family Member who is) a partner, controlling shareholder or executive officer of, any organization to which the Company made, or from which the Company received, payments for property or services in the current or any of the past three fiscal years exceeding the greater of (i) 5% of the recipient’s consolidated gross revenues and (ii) $200,000.

•	I am not (and I do not have a Family Member who is) employed as an executive officer of another entity where at any time during the past three years any of the executive officers of the Company served on the compensation committee of such other entity.

•	I am not (and I do not have a Family Member who is) a partner of the Company’s outside auditor (EY) nor have I been (nor do I have a Family Member who has been) a partner or employee of EY who worked on the Company’s audit at any time during any of the past three years.

•	There has been no transaction or loan outstanding since April 01, 2018, nor is there any presently proposed transaction or loan between the Company and me or a close member of my family or any enterprise in which I or a close member of my family own (directly or indirectly) a substantial voting interest (including any interest representing 10% or more of the voting power in such entity), or any transactions that are unusual in their nature or conditions, involving goods, services, or tangible or intangible assets, to which the Company was a party.

•	The brief description of my current employment and business experience previously provided to the Company under the heading “Biography” is accurate and complete.

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Remarks / Qualifications

By:
Name:
Date:

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Additional Information1

I hereby declare that:

•	I am not the beneficial owner, directly or indirectly, of more than 10% of any class of voting equity securities of the Company. In addition, I am not an executive officer, a director who is also an employee, general partner or managing member of a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with the Company.

•	I have not accepted directly or indirectly any consulting, advisory, or other compensatory fee from the Company other than in my capacity as a member of the Supervisory Board, the audit committee, or any other board committee.

•	I have not participated in the preparation of the financial statements of the Company at any time during the past three years.

•	I am able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement.[2]

Remarks

By:
Name:
Date:

[1]	This information shall be taken into consideration upon your election to the office of Director of QIWI plc and further nomination to the Audit Committee under the Board of Directors.
[2]	This expertise includes the following attributes:

•	An understanding of generally accepted accounting principles and financial statements;

•	The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

•	Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can be reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities;

•	An understanding of internal control over financial reporting; and

•	An understanding of audit committee functions.

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